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                                                          SEC FILE NUMBER

                                                             000-19726
                                                    ============================
                                                            CUSIP NUMBER

                                                             13200n 100
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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                  FORM 12b-25

                          NOTIFICATION OF LATE FILING

(Check One): [X]Form 10-K [ ]Form 11-K [ ]Form 20-F [ ]Form 10-Q [ ]Form N-SAR

     For Period Ended: JUNE 30, 1999
     [ ] Transition Report on Form 10-K
     [ ] Transition Report on Form 20-F
     [ ] Transition Report on Form 11-K
     [ ] Transition Report on Form 10-Q
     [ ] Transition Report on Form N-SAR

     For the Transition Period Ended:
                                     -----------------------------------------

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:
                                                        ----------------------

- ------------------------------------------------------------------------------

PART I -- REGISTRANT INFORMATION

Full Name of Registrant

     CAMBIO, INC.

Former Name if Applicable

     MEADOWBROOK REHABILITATION GROUP INC.

Address of Principal Executive Office (Street and Number)

     6006 NORTH MESA, SUITE 515

City, State and Zip Code

     EL PASO, TX 79912


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PART II -- RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-KSB, 20-F, 11-K or Form N-SAR, or portion thereof will be
[X] filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III -- NARRATIVE

The registrant's report on Form 10-KSB for the fiscal year ended June 30, 1999 cannot be filed within the prescribed period without unreasonable effort or expense because the registrant and its certified public accountants have experienced delays in finalizing financial information. The Registrant moved the finance and accounting functions of its wholly owned subsidiary from Bellevue, Washington to Emeryville, California in October of 1998 shortly after the acquisition of the subsidiary in September of 1998. Additionally, in February of 1999 the finance and accounting functions of both the Registrant and its subsidiary were moved to El Paso, Texas from Emeryville, California. These moves in addition to a complete turnover of employees of the Registrant's finance and accounting department have resulted in delays that were unavoidable with respect to the year end audit and preparation of the Registrant's 10K.

PART IV -- OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification:

                              K. Crandal McDougall
                            (915) 581-5828 ext. 236


     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                              [X] Yes      [X] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                              [X] Yes      [X] No
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     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Due to the change in the Registrant's business as a result of its exit from the health care business and entry into the software business, the results of operations are significantly different for the fiscal year ended June 30, 1999 as compared to the fiscal year ended June 30, 1998. For the year ended June 30, 1999 the Registrant expects that it will be reporting a loss of $9.3 million on operations of its software business, as compared to a loss of $2.8 million in fiscal 1998 associated with its exit from the health care business. Revenues from the Registrant's software business for the year ended June 30, 1999 are expected to be $0.851 million. The Registrant had no revenues from operations in fiscal year 1998. These amounts are subject to change as determined by the Registrant's fiscal year 1999 audit.


                                  CAMBIO, INC.

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: September 28, 1999                      By: /s/ K. Crandal McDougall
                                                  ------------------------------
                                              Name: K. Crandal McDougall
                                              Title: Vice President of Finance
                                                     and CFO